VIA EDGAR
April 16, 2010
Mr. Jeff Foor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	SunAmerica Series Trust (the “Registrant”) File Numbers 33-52742 and 811-07238 CIK Number 0000892538
Dear Mr. Foor,
This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone conference on March 31, 2010 regarding Post-Effective Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on February 12, 2010. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Global Comments to the Summary Prospectus” and “Portfolio-Specific Comments,” and the comments have been grouped accordingly under each category.
Global Comments to the Summary Prospectus

Comment No 1	Please change the heading of each Portfolio’s summary page from “Portfolio Highlights” to “Portfolio Summary.”

Response:	The headings have been revised as requested.

Comment No 2	Fees and Expenses. Please delete all footnotes to the Annual Portfolio Operating Expenses table that are not required or permitted.

Response	The requested changes have been made. The description of the voluntary fee waiver and brokerage commission recapture amounts have been moved to the “Management” section of the prospectus.

Comment No 3	Expense Example. Please delete the additional expense example that reflects voluntary waivers or reimbursements.

Response	The requested change has been made.

Comment No 4	Portfolio Turnover. Please consider revising the disclosure required by Form N-1A regarding the potential tax implications of a high turnover rate since the Portfolios are sold through tax-deferred variable annuity/variable life insurance products.

Response	The reference to tax consequences of portfolio turnover has been deleted.

Jeff Foor
April 16, 2010

Comment No 5	Principal Risks. Please delete the bullet point presentation of each Portfolio’s principal risks in the summary section and retain only the narrative summary of the principal risks.

Response	The requested change has been made.

Comment No 6	Performance Information. In the table reflecting the Portfolios’ Average Annual Total Returns, please delete the footnote regarding the effect of fees and expenses incurred at the contract level and the footnote defining the Portfolios’ indices.

Response	The requested changes have been made. The definitions of the Portfolios’ indices have been included in new a section of the “Glossary” titled “About the Indices.”

Comment No 7	Investment Adviser. This disclosure includes a statement that there was a change in the subadviser. Please also include the reference to a change in the subadviser in the narrative under Performance Information (Item 4 of Form N-1A).

Response	The requested change has been made.

Comment No 8	Investment Adviser. Under the discussion of Investment Adviser, where shareholders are referred to the section titled “Important Additional Information,” please include a page number.

Response	The requested change has been made.

Comment No 9	Payments in Connection with Distribution. Please revise the heading and text of this paragraph in accordance with Item 8 of Form N-1A.

Response	The heading has been revised as requested and the following disclosure has been added:

Payments to Broker-Dealers and Other Financial Intermediaries

The Portfolios are not sold directly to the general public but instead are offered as an underlying investment option for Variable Contracts. The Portfolios and their related companies may make payments to the sponsoring insurance company (or its affiliates) for distribution and/or other services. These payments may create a conflict of interest as they may be a factor that the insurance company considers in including the Portfolios as underlying investment options in the Variable Contract. The prospectus (or other offering document) for your Variable Contract may contain additional information about these payments.
Portfolio-Specific Comments
In each Prospectus Summary, the principal risks disclosed should match the principal strategies disclosed. Specific comments follow:

Comment No 10	Aggressive Growth Portfolio; Investment Strategies. Please clarify the following sentence: “The adviser utilizes these factors to identify individual securities, then employs cost-benefit analysis is conducted to determine downside risk exposure.”

Response	The disclosure has been revised as follows:

Jeff Foor
April 16, 2010

The adviser utilizes these factors to identify individual securities. The adviser then employs a cost-benefit analysis to evaluate downside risk exposure.

Comment No 11	Balanced Portfolio; Investment Strategies. Asset- and mortgage-backed securities and non-convertible preferred securities are disclosed as principal investment strategies, but not as principal risks. Please reconcile.

Response	The Principal Investment Risks section of the Portfolio Summary has been revised to add “Mortgage- and Asset-Backed Securities Risk” and “Convertible Securities Risk.”

Comment No 12	Balanced Portfolio; Performance Information. Please move the explanation of the blended index from the footnote to the introductory text before the table.

Response	The requested change has been made.

Comment No 13	Capital Growth Portfolio; Investment Strategies. If convertible securities, warrants and rights, and other registered investment companies are principal investment strategies of the Portfolio, please add the appropriate corresponding principal risks.

Response	Investments in convertible securities, including warrants and rights, and investments in other investment companies are not principal investments. We have added convertible securities (and rights/warrants) to the list of additional investment techniques that the Portfolio may invest under the section titled “Additional Information About the Portfolios” (in the statutory prospectus) and have included “Convertible Securities Risk” as an additional risk in which the Portfolio may be subject. With respect to the Portfolio’s investment in other investment companies, the discussion has been moved from the prospectus and into the Statement of Additional Information.

Comment No 14	Corporate Bond Portfolio; Investment Strategies. “The Portfolio attempts to achieve its goal by investing, under normal market conditions, at least 80% of its net assets in fixed income securities (corporate bonds).” Please consider revising the 80% investment policy to better reflect that the Portfolio will invest in corporate bonds.

Response	The disclosure has been revised as follows:

The Portfolio attempts to achieve its goal by investing, under normal market conditions, at least 80% of its net assets in corporate bonds. For purposes of this policy, corporate bonds include any corporate fixed-income security.

Comment No 15	“Dogs” of Wall Street Portfolio; Investment Strategies. Please include a description of the term “Dogs’ of Wall Street” in the Principal Investment Strategies section of the Portfolio Summary.

Response	The following has been added to the Principal Investment Strategies section:

The first 10 stocks represent the 10 highest yielding common stocks in the Dow Jones Industrial Average. This is popularly known as the “Dogs of the Dow” theory and was popularized in the early 1990’s. The strategy seeks to capitalize on relative undervaluation as defined by dividend yield. In an attempt to

Jeff Foor
April 16, 2010

minimize volatility and maximize performance, the adviser has expanded the strategy by 20 stocks to create the Portfolio.

Comment No 16	Emerging Markets Portfolio; Investment Strategies/Investment Risk. Please disclose whether the Portfolio will be principally investing in derivatives for the purpose of hedging or for speculation. If investing in derivative securities is a principal risk, please consider adding counterparty risk.

Response	The Principal Investment Strategies section has been revised to reflect that the Portfolio’s investments in derivative securities are for both hedging and non-hedging purposes. The Principal Investment Risks section has been revised to add “Counterparty Risk,” as follows:

Counterparty Risk. Counterparty risk is the risk that a counterparty to a security or loan held by the Portfolio becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties. The Portfolio may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding, and there may be no recovery or limited recovery in such circumstances.

Comment No 17	Emerging Markets Portfolio; Investment Strategies. “The Portfolio attempts to achieve its goal by investing, under normal circumstances, at least 80% of its net assets in common stocks and other equity securities of companies that its subadviser believes have above-average growth prospects primarily in emerging markets outside the U.S.” Please remove the word “primarily.”

Response	The requested change has been made.

Comment No 18	Emerging Markets Portfolio; Investment Strategies. Please explain the term “emerging markets” in the Principal Investment Strategies section of the Portfolio Summary.

Response	The following definition has been included in the Principal Investment Strategies section:

An “emerging market” country is generally a country with a low or middle income economy or that is in the early stages of its industrial cycle.

Comment No 19	Equity Index Portfolio; Investment Risks. Please discuss sampling or optimization risk in the principal risk “Failure to Match Index Performance.”

Response	The following has been added to the “Failure to Match Index Performance” risk:

When the Portfolio employs a sampling or ‘optimization’ strategy, the Portfolio is subject to an increased risk of tracking error, in that the securities selected in the aggregate for the Portfolio may perform differently than the underlying index.

Comment No 20	Foreign Value Portfolio; Investment Risks. Please add risk disclosure related to the Portfolio’s stated principal investments in financial institutions, technology companies and industrial companies and unlisted foreign securities.

Jeff Foor
April 16, 2010

Response	The Registrant respectfully declines to make the suggested change to the disclosure. The Principal Investment Risks section currently includes a risk titled “Country, Sector or Industry Focus Risk,” which addresses the Portfolio’s ability to invest a significant portion of its assets in only a few countries, sectors or industries. We have revised the disclosure to remove technology companies as an example of the types of industries in which the Portfolio might invest significantly.

Comment No 21	Foreign Value Portfolio; Investment Strategies. The Portfolio’s principal investment risk “Credit Quality” includes references to junk bonds, but junk bonds are not disclosed as a principal investment strategy. Please reconcile.

Response	Investments in junk bonds are not principal investments of the Portfolio. Credit Quality Risk has been deleted as a principal risk.

Comment No 22	Fundamental Growth Portfolio; Investment Strategies. The Portfolio lists “Active Trading Risk” as a principal investment risk, but active trading is not disclosed as a principal investment strategy. Please reconcile.

Response	The following has been added to the Principal Investment Strategies section:

The subadviser may engage in frequent and active trading of portfolio securities.

Comment No 23	Global Bond Portfolio; Investment Strategies. The Portfolio’s 80% investment policy states that the Portfolio invests at least “80% of its net assets in high quality fixed income securities of U.S. and foreign issuers and transactions in foreign currencies.” Please explain how “transactions in foreign currencies” is an investment strategy suggested by the portfolio name or revise the statement.

Response	The reference to “transactions in foreign currencies” has been deleted.

Comment No 24	Global Bond/Global Equities Portfolios & International Diversified Equities/International Growth and Income Portfolios. Please confirm that each Portfolio invests at least 40% of its respective assets in securities of companies outside the United States.

Response	Each Portfolio is currently invested over 40% in securities of non-U.S. issuers

Comment No 25	Growth-Income Portfolio; Investment Strategy. Please explain or clarify “securities” in the sentence: “The Portfolio attempts to achieve its investment goal by investing primarily in common stocks (principally large-cap and mid-cap stocks) or securities that demonstrate the potential for appreciation and/or dividends.”

Response	The disclosure has been revised to read:

The Portfolio attempts to achieve its investment goal by investing primarily in securities (principally large-cap and mid-cap common stocks) that demonstrate the potential for appreciation and/or dividends.

Comment No 26	High Yield Bond Portfolio; Investment Adviser. Please revise to reflect whether PineBridge Investments, LLC is the current subadviser of the Portfolio.

Response	The requested change has been made. PineBridge Investments, LLC is the current subadviser.

Jeff Foor
April 16, 2010

Comment No 27	International Diversified Equities Portfolio; Investment Strategies/Investment Risks. Please revise the investment strategies so that the connection with “Non-Hedging Foreign Currency Trading Risk” is clearer.

Response	The following has been added to the Principal Investment Strategies section:

For example, the Portfolio may engage in forward foreign currency transactions for hedging purposes or to enhance return.

Comment No 28	Technology Portfolio; Investment Strategies. The Portfolio lists “Active Trading Risk” as a principal investment risk, but active trading is not disclosed as a principal investment strategy. Please reconcile.

Response	The following has been added to the Principal Investment Strategies section:

The subadviser may engage in frequent and active trading of portfolio securities.

Comment No 29	Telecom Utility Portfolio; Investment Goal/Investment Strategies. The investment goal states, “The Portfolio’s investment goal is total return.” Please define “total return” in the Principal Investment Strategies section.

Response	The following has been added to the Principal Investment Strategies section:

Total return is a measure of performance which combines all elements of return including income and capital gain or loss; it represents the change in a value of an investment over a given period expressed as a percentage of the initial investment.
Comments to the Statutory Prospectus

Comment No 30	Management. In the discussion of the Trust’s exemptive order, please include a statement that shareholder approval is required prior to the engagement of an affiliated investment adviser.

Response	The disclosure has been revised as follows:

SAAMCo has received an exemptive order from the Securities and Exchange Commission that permits SAAMCo, subject to certain conditions, to enter into agreements relating to the Trust with unaffiliated subadvisers approved by the Board of Trustees (the “Board”) without obtaining shareholder approval. The exemptive order also permits SAAMCo, subject to the approval of the Board but without shareholder approval, to employ new unaffiliated subadvisers for new or existing portfolios, change the terms of particular agreements with subadvisers or continue the employment of existing subadvisers after events that would otherwise cause an automatic termination of a subadvisory agreement. Shareholders will be notified of any subadviser changes. Affiliated subadvisers selected and approved by the Board are subject to shareholder approval.

Comment No 31	Account Information. Under the subsection “Transaction Policies,” the disclosure provides that during periods of extreme volatility or market crisis, a Portfolio may

Jeff Foor
April 16, 2010

temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer, as allowed by federal securities laws. Please provide the basis on which the Trust/Portfolio would rely upon if it were to suspend “sell” requests.

Response	The Registrant will suspend sell requests only “as allowed by federal securities laws,” as stated in the disclosure. The cases in which such suspension is allowed would be those specified in Section 22(e) of the 1940 Act and as otherwise permitted in SEC rulemaking and other SEC actions.
     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Portfolios.
     Please do not hesitate to contact me at (713) 831-3299. If you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,
//s// MARK MATTHES
Mark Matthes